U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

    McNamara                         Donald              J.
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   (Last)                           (First)             (Middle)

    4200 Texas Commerce Tower West, 2200 Ross Avenue
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                                    (Street)

    Dallas                           TX                   75201
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Omega Healthcare Investors, Inc. (NYSE: OHI)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

     November, 2001

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Preferred Stock (Series A)             11/02/2001     P                 300       A     $15.95                   I (1)     (1)
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Preferred Stock (Series A)             11/06/2001     P                 500       A     $15.60         800       I (1)     (1)
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Common Stock                           11/12/2001     P               5,000       A      $3.45                   I (2)     (2)
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Common Stock                           11/13/2001     P                 150       A      $3.41                   I (2)     (2)
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Preferred Stock (Series B)             11/14/2001     P                 200       A     $11.16                   D
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Preferred Stock (Series B)             11/14/2001     P                 100       A     $14.68                   D
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Preferred Stock (Series B)             11/15/2001     P                 200       A     $14.58                   D
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Preferred Stock (Series B)             11/15/2001     P               2,000       A     $14.80       4,300       D
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Common Stock                           11/16/2001     P              79,300       A      $3.46                   I (3)     (3)
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Common Stock                           11/16/2001     P              20,700       A      $3.40                   I (3)     (3)
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Common Stock                           11/19/2001     P              21,000       A      $3.40                   I (3)     (3)
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Common Stock                           11/19/2001     P             130,000       A      $3.55                   I (3)     (3)
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Common Stock                           11/19/2001     P              63,450       A      $3.55                   I (4)     (4)
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Common Stock                           11/20/2001     P              58,400       A      $3.71                   I (4)     (4)
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Common Stock                           11/23/2001     P              50,700       A      $3.94                   I (4)     (4)
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Common Stock                           11/24/2001     P             152,100       A      $3.99                   I (4)     (4)
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Common Stock                           11/25/2001     P               3,900       A      $3.98                   I (4)     (4)
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Common Stock                           11/26/2001     P              17,300       A      $3.99                   I (4)     (4)
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Common Stock                           11/27/2001     P             208,000       A      $4.12     810,000       I (4)     (4)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:

(1) Represents stock held by a trust established by Mr. McNamara for non-family members of which Mr. McNamara is the trustee and may be deemed to have an indirect pecuniary interest. Mr. McNamara disclaims any beneficial ownership of the shares held by the trust.

(2) Represents stock held by a charitable Foundation established by Mr. McNamara in which Mr. McNamara has no pecuniary interest. Mr. McNamara disclaims any benefical ownership of the shares held by the Foundation.

(3) Represents stock held by a partnership established by Mr. McNamara for the benefit of certain members of Mr. McNamara's family, over which Mr. McNamara may be deemed to have investment control. Mr. McNamara disclaims any beneficial ownership of the shares held by the partnership.

(4) Represents stock held by Explorer Holdings, L.P. Mr. McNamara disclaims beneficial ownership of the Common Stock, which he is deemed beneficial owner of because of his ownership interest in The Hampstead Group, L.L.C., which holds the ultimate controlling interest in Explorer Holdings, L.P.



        /S/  DONALD J. MCNAMARA                              December 10, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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